FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2022

Commission File Number: 001-37723

Enel Chile S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2021

ENEL CHILE

ANNOUNCES CONSOLIDATED RESULTS

FOR THE PERIOD ENDED DECEMBER 31, 2021

(Amounts expressed in millions of Chilean Pesos)

EXECUTIVE SUMMARY

▪	Net income of Enel Chile S.A. reached a Ch$ 85,154 million profit as of December 2021 compared to a Ch$ 50,860 million loss for the previous period. This improvement is mainly explained by the greater impairment losses booked in 2020 amounting to Ch$ 642,682 million related to the disconnection of Bocamina II coal-fired power plant. Net income in Q4 2021 amounted to a Ch$ 36,751 million profit, decreasing Ch$ 138,443 million when compared to Q4 2020 mainly due higher operating costs in the electricity generation business.

▪	When excluding the extraordinary effect related to Bocamina II and the Ch$ 17,603 million in expenses booked in 2021 related to the Group’s 2021-2024 digitalization strategy, the Company’s net earnings declined 66.1% to Ch$ 150,060 million as of December 2021, compared to Ch$ 442,959 million adjusted net income as of December 2020. When applying the same adjustments to quarterly figures, net income for Q4 2021 declined 60.1% to reach a Ch$ 73,014 million profit compared to a Ch$ 182,791 million profit for Q4 2020, mainly due to higher operating costs of our generation business.

▪	Operating revenues for 2021 reached Ch$ 2,855,230 million, 10.4% more than 2020. During Q4 2021, operating revenues amounted to Ch$ 794,850 million, representing a 24.6% increase when compared to the same period of 2020. These greater revenues were primarily due to higher physical energy sales in 2021 and higher gas sales, both in our generation business.

▪	Procurement and services costs as of December 2021, amounted to Ch$ 2,011,305 million, representing a 46.3% increase, primarily due to higher energy purchase costs and fuel consumption costs in our generation business. Similarly, procurement and services costs for Q4 2021 increased 93.2% reaching Ch$ 547,060 million as a consequence of the higher amount and average price of energy purchases in addition to greater fuel consumption cost, both in our generation business segment.

▪	As a result of the factors previously mentioned, the Company’s EBITDA reached Ch$ 522,185 million as of December 2021, representing a 42.5% reduction when compared to 2020. When excluding the extraordinary effects mentioned previously, Enel Chile’s EBITDA decreased 37.1% to Ch$ 587,764 million. During Q4 2021, EBITDA declined 39.4% to Ch$ 167,771 million. When excluding extraordinary effects, EBITDA decreased 32.8% to Ch$ 192,099 million.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2021

▪	Financial results went from a Ch$ 112,435 million expense as of December 2020 to a Ch$ 157,060 million expense as of December 2021, mainly explained by higher financial expenses. Similarly, Q4 2021 financial results amounted to a Ch$ 35,079 million expense representing a 49.9% increase when compared to the same quarter of 2020.

▪	At Enel Chile´s Investor Day, which took place in November 2021, the Company announced the construction of new renewable electricity generation projects as part of its 2022-2024 Strategic Plan. These new projects refer to two photovoltaic plants in northern Chile (773 MW) and two wind farms with battery storage system in southern Chile (226 MW wind energy plus 60 MW of battery storage) adding up to a total 3,300 MW of new renewable installed capacity by 2024 including the 854 MW that has already been added by December 2021.

▪	Enel Chile also announced its 2024 CO2 emissions goal of <90gCO2e/kWh and confirmed its <100gCO2e/kWh goal for 2023. The Company also anticipated its goal to reach carbon neutrality by 2040.

▪	In January 2022, Enel Chile was confirmed for the first time ever on the 2022 Bloomberg Gender Equality Index (GEI), reaffirming its commitment to diversity and inclusion thanks to the implementation of action plans to achieve the goal of closing the gender gap in the energy sector and making progress in sustainable development. This places Enel Chile among the 418 companies highlighted by Bloomberg from among the 11,700 companies worldwide that are evaluated for their commitment and transparency regarding gender equality and pay parity.

BUSINESS SEGMENT SUMMARY

Generation

▪	Net electricity generation reached 19,034 GWh as of December 31, 2021, 1.5% less (-297 GWh) than year 2020. During Q4 2021, net electricity generation reached 5,232 GWh, which is 1.4% (-74 GWh) less than the amount for Q4 2020. This was largely due to lower hydroelectric generation in the last quarter as a result of the drought that has affected the country.

▪	Physical energy sales amounted to 28,214 GWh as of December 31, 2021, 22.9% more (+5,254 GWh) than 2020, explained by higher energy sales to new unregulated customer contracts, including those transferred from Enel Distribución Chile due to the enaction of legislation allowing distribution companies to only distribute electricity to customers subject to regulated electricity prices (“Ley de Giro Exclusivo”). Similarly, during Q4 2021, physical electricity sales reached 7,449 GWh, 24.4% more (+1,463 GWh) than Q4 2020, due to higher sales to unregulated customers.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2021

▪	As a consequence of the aforementioned, operating revenues reached Ch$ 1,953,288 million as of December 31, 2021, representing a 23.8% increase when compared to 2020. Equivalently, during Q4 2021, operating revenues increased 37.2% to Ch$ 538,113 million. These variations were mainly due to higher physical electricity sales in 2021 and also higher gas sales particularly in Q2 2021 and Q3 2021.

▪	Procurement and services costs reached Ch$ 1,346,982 million, which represents a 118.4% increase. Equivalently, during Q4 2021, these costs reached Ch$ 357,653 million compared to Ch$ 103,455 million during the same quarter of 2020. These cost increases were mainly explained by higher electricity purchase costs due to both the higher average price of energy purchases and a greater quantity of purchases, and higher fuel consumption costs related to a less efficient generation mix as a consequence of the poor hydrology and higher commodity prices, in addition to the higher cost of gas sales.

▪	Personnel expenses increased 16.6% to Ch$ 58,265 million, due to greater expenses mainly during Q2 2021 related to the Group’s digitalization strategy. Personnel expenses for Q4 2021 increased 23.7% to Ch$ 11,086 million when compared to Q4 2020 due to lower capitalization of personnel expenses.

▪	As a result of the abovementioned, EBITDA of the generation business for year 2021 reached Ch$ 421,142 million, 46.6% less than the amount booked in 2020. During Q4 2021, EBITDA decreased 48.6% when compared to Q4 2020 to Ch$ 126,063 million, due to greater operating costs in 2021.

	Cumulative			Quarterly
Physical Data	Dec-21	Dec-20	% Change	Q4 2021	Q4 2020	% Change

Total Sales (GWh)	28,214	22,960	22.9%	7,449	5,987	24.4%
Total Generation (GWh)	19,034	19,331	(1.5%)	5,232	5,306	(1.4%)

Distribution and Transmission

▪	Physical sales reached 16,668 GWh as of December 2021, representing a 1.1% increase (+187 GWh) when compared to 2020, mainly explained by greater tolls, higher sales to residential customers and other clients, which offset the lower sales in the industrial and commercial customer segments primarily as a consequence of the unregulated customer contracts transferred to Enel Generación Chile (“Ley de Giro Exclusivo”). During Q4 2021, sales continued recovering increasing 2.2% (+93 GWh) to 4,216 GWh.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2021
▪	The total number of customers grew 1.5% to 2,038,181, mainly residential and commercial customers. Annual energy losses decreased from 5.24% as of December 31, 2020, to 5.21% as of December 31, 2021.

▪	Operating revenues reached Ch$ 1,201,833 million as of December 2021, 13.0% less than the figure for 2020, mainly due to a lower average sales price when expressed in Chilean pesos, the distribution business’ tariff review process, and the unregulated customer contracts transferred to Enel Generación Chile. During Q4 2021, however, operating revenues increased 1.6% to Ch$ 334,845 million when compared to Q4 2020, partially as a result of the higher physical sales mentioned previously.

▪	Procurement and services costs declined 12.7% to Ch$ 974,858 million due to lower energy purchase costs as a consequence of the lower average purchase price when expressed in Chilean pesos and also lower transportation expenses. During Q4 2021, procurement and services costs increased 6.1% to Ch$ 277,709 million as a consequence of higher energy purchases required to satisfy greater demand.

▪	Personnel expenses increased 15.4% to Ch$ 31,954 million when compared to December 2020, mainly due to the higher expenses incurred in Q2 2021 related to the Group’s digitalization strategy. In Q4 2021, personnel expenses decreased 67.5% when compared to Q4 2020 to Ch$ 2,512 million.

▪	Consequently, EBITDA of the Distribution and Transmission business amounted to Ch$ 123,534 million, which represents a 22.1% reduction when compared to December 2020. However, during Q4 2021, EBITDA increased 0.4% when compared to the same quarter of 2020, to Ch$ 40,584 million.

	Cumulative			Quarterly
Physical Data	Dec-21	Dec-20	% Change	Q4 2021	Q4 2020	% Change

Total Sales (GWh)	16,668	16,481	1.1%	4,216	4,123	2.2%
Number of Customers	2,038,181	2,008,018	1.5%	2,038,181	2,008,018	1.5%

FINANCIAL SUMMARY- ENEL CHILE

Gross financial debt of the Company increased US$ 1,012 million to reach a total US$ 5,004 million when compared to the balance as of December 2020. This variation is mainly explained by intercompany loans provided by Enel Finance International (EFI) to Enel Chile for US$ 840 million (US$ 400 million in Q2 2021, US$ 240 million in Q3 2021 and US$ 200 million in Q4 2021) and bank loans for US$ 100 million (US$ 50 million granted in July 2021 and US$ 50 million granted in November 2021). Most of these loans are SDG-Linked debt (except US$ 50 million in committed credit lines signed with EFI in 2019), aligned with our sustainability strategy and focused on moving towards a low carbon economy. Also, leasing liabilities (IFRS 16) increased US$114 million. These transactions were offset by US$ 43 million amortization of Enel Generación Chile’s local H and M bonds.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2021

Liquidity available to Enel Chile is composed of the following:

•	Cash and cash equivalents	US$ 367 million.

•	Undisbursed committed credit lines	US$ 140 million.

The average cost of Enel Chile’s debt fell from 4.6% as of December 2020 to 4.4% as of December 2021.

Hedging and protection:

To mitigate the risks associated with exchange rate and interest rate variations, Enel Chile has established policies and procedures to protect its financial statements against the volatility of these variables.

Enel Chile’s exchange rate hedging policy states that there should be a balance between the currencies of each company’s operations and the currency of its debt. Therefore, we have cross currency swap and forward contracts that amount to US$ 337 million and US$ 315 million, respectively.

To reduce financial statement volatility caused by interest rate variations, the Enel Chile Group maintains an adequate debt structure balance. Therefore, the Company has interest rate swaps for US$ 450 million.

INFORMATION RELEVANT TO THE ANALYSIS OF THESE FINANCIAL STATEMENTS

Regulatory Changes:

>	As part of the Social Agenda announced by the government, the Ministry of Energy published Law 21,185 (hereafter the “Tariff Stabilization Law”) in the Official Gazette on November 2, 2019. This Law creates a Temporary Regulated Customer Tariff Stabilization Mechanism that states that the price to charge regulated customers for electricity from July 1, 2019, through December 31, 2020, is to be equal to the prices in force during the first semester of 2019 (Decree 20T/2018). This stabilized price was named the “Stabilized Regulated Customer Price” PEC (in its Spanish acronym). From January 1, 2021, until the stabilization mechanism is suspended, the prices will be those defined in the tariff setting processes carried out every six months as established in Article 158 of the Electricity Law, but not to exceed the PEC adjusted by inflation according to the Consumer Price Index as of January 1, 2021, using the same date as base (adjusted PEC). The billing differences until 2023 are to be recorded as an account receivable in favor of generation companies, limited to a maximum US$ 1,350 million. The balance of these account receivables must be recovered by December 31, 2027.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2021

On September 14, 2020, the National Energy Commission published Exempt Resolution 340 that modified the technical provisions regarding the implementation of the Tariff Stabilization Law. This Resolution clarified that the payment to each supplier “must be booked against the Balance in a chronological manner, beginning with the most dated to the most recent pending Balances”, and not weighted based on the total Balance pending payment as it had been interpreted by the industry up to such date.

Additionally, this Resolution established that the payment of Balances is to be performed using the Observed Exchange Rate on the sixth working day following the day the Balance Payment Chart is published by the Coordinator, which replaces the average value of the dollar during the billing month that had been in force up to then.

>	On December 21, 2019, the Ministry of Energy issued Law 21,194 (“Distribution Short Law”) that reduces Distribution Companies’ Rate of Return and improves the electricity distribution tariff setting process. This Law eliminates the methodology that involved weighing the results of the VAD study performed by the CNE and the VAD study performed by distribution companies with a ratio of 2:3 and 1:3, respectively, and replaces it by using only the CNE’s study. The discount rate in the calculation of the annual investment cost was also modified. The previous 10% real annual pre-tax discount rate was replaced by a 6% real annual after-tax discount rate to be applied in the following tariff setting process that began November 4, 2020. The after-tax economic rate of return of distribution companies may not be more than 2 percentage points higher or 3 percentage points lower than the rate determined by the CNE. The new tariff for the following four-year tariff period will be defined in the first semester of 2022 and will be effective retroactively as of November 2020.

Additionally, in order to comply with the latest amendments issued by the Ministry of Economy, Development and Reconstruction to Electricity Law 4/2016 establishing that distribution companies are only to distribute electricity as their sole purpose, on January 1, 2021, Enel Transmission Chile S.A. was created from the spin-off of Enel Distribución Chile S.A. receiving all assets and liabilities of Enel Distribución Chile’s electricity transmission business segment.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2021

MARKETS IN WHICH ENEL CHILE S.A. OPERATES

Generation Segment

We carry out our generation business in Chile through our subsidiaries Enel Generación Chile and Enel Green Power Chile (hereafter EGP Chile), which combined, have a total 8,0541 MW gross installed capacity as of December 31, 2021. Enel Chile’s assets in the Generation business are diversified but concentrate on renewable energy, which represents 70% of the Company’s total installed capacity. Hydroelectric power amounts to 3,561 MW, thermal power that operate using gas, coal, or fuel oil amounts to 2,454 MW, wind generation power amounts to 642 MW installed capacity, solar generation capacity amounts to 1,321 MW and geothermal power represents 76 MW installed capacity.

The following chart summarizes the accumulated and quarterly physical information of our generation business segment as of December 31, 2021, and 2020:

	Energy Sales (GWh)						Market share
	Cumulative			Quarterly			(%)
Markets in which participates	Dec-21	Dec-20	% Change	Q4 2021	Q4 2020	% Change	Dec-21	Dec-20

Sistema Eléctrico Nacional (SEN)	28,214	22,960	22.9%	7,449	5,987	24.4%	37.7%	32.0%

Distribution and Transmission Segment

Our Distribution and Transmission business is carried out by our subsidiaries Enel Distribución Chile and Enel Transmisión Chile.

Enel Distribución Chile is one of the largest electricity distribution companies in Chile in terms of the number of regulated customers, distribution assets, and electricity sales. It operates in a 2,105 square kilometer concession area. The Chilean Government granted the concession agreement to transmit and distribute electricity to 33 counties of the Metropolitan Region, including the concession areas of our subsidiary Enel Colina S.A., for an unlimited period of time. It’s service area, from the Chilean tariff regulation perspective, is considered primarily a densely populated area, which makes it one of the largest electricity commercialization company for regulated customers in Chile.

1 Includes 854 MW of additional installed capacity as of December 2021. Additional capacity: when the first WTG/PV circuit is connected to the grid and starts producing energy and all WTG/PV fields are electromechanically completed. The installed capacity that must be declared as “additional capacity” refers to the nominal electromechanical capacity completed.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2021

Enel Transmisión Chile was created on January 1, 2021, from the spin-off of Enel Distribución Chile and received all assets and liabilities of Enel Distribución Chile’s electricity transmission business segment, including the subsidiary Empresa de Transmisión de Chena S.A.2 This spin-off was carried out to comply with the amendments issued by the Ministry of Economy, Development and Reconstruction to Electricity Law 4/2016 establishing that distribution companies are only to distribute electricity as their sole purpose.

The following chart summarizes the physical information of our Distribution and Transmission business segment for the period ended December 31, 2021, and 2020:

	Energy Sales						Energy Losses
(GWh)
	Cumulative			Quarterly			(%)
Physical Information	Dec-21	Dec-20	% Change	Q4 2021	Q4 2020	% Change	Dec-21	Dec-20

Distribution & Transmission Business (*)	16,668	16,481	1.1%	4,216	4,123	2.2%	5.21%	5.24%

Other Information	Dec-21	Dec-20	% Change

Number of Customers	2,038,181	2,008,018	1.5%
Customers/Employees	3,116	2,660	17.2%

2 The Board of Directors of Enel Transmisión S.A., during its extraordinary meeting held on October 20, 2021, unanimously by the members present, resolved to purchase the minority shareholding of Empresa de Transmisión Chena S.A. held by Enel Colina S.A. Once the purchase took place, Empresa de Transmisión Chena S.A. became wholly owned by Enel Transmisión S.A. Consequently, on November 1, 2021, through this merger, Empresa de Transmisión Chena S.A. was absorbed by Enel Transmisión Chile S.A. without liquidation.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2021

The following chart shows the accumulated and quarterly electricity sales revenues per business segment and customer type as of December 31, 2021, and 2020:

	Cumulative Figures
Energy Sales Revenues (Figures in Million Ch$)	Total Businesses		Structure and Adjustments		Total
	Dec-21	Dec-20	Dec-21	Dec-20	Dec-21	Dec-20

Generation:	1,803,203	1,494,150	(313,440)	(382,642)	1,489,763	1,111,508
Regulated customers	831,362	842,229	(299,009)	(362,061)	532,353	480,168
Non regulated customers	907,578	592,169	(14,431)	(20,581)	893,147	571,588
Spot market	64,263	59,752	-	-	64,263	59,752
Distribution & Transmission:	1,095,485	1,270,159	-	(932)	1,095,485	1,269,227
Residential	597,631	608,714	-	(11)	597,631	608,703
Commercial	293,443	366,875	-	-	293,443	366,875
Industrial	99,516	168,931	-	-	99,516	168,931
Other	104,895	125,639	-	(921)	104,895	124,718
Less: Consolidation adjustments	(313,440)	(383,574)	-	-	-	-

Total Energy sales	2,585,248	2,380,735	(313,440)	(383,574)	2,585,248	2,380,735

Million Chilean pesos variation in Ch$ and %	204,513	8.59%	-	-	204,513	8.59%

	Quarterly Figures
Energy Sales Revenues (Figures in Million Ch$)	Total Businesses		Structure and Adjustments		Total
	Q4 2021	Q4 2020	Q4 2021	Q4 2020	Q4 2021	Q4 2020

Generation:	526,371	366,045	(93,908)	(87,570)	432,463	278,475
Regulated customers	224,223	192,498	(87,209)	(84,550)	137,014	107,948
Non regulated customers	292,366	140,010	(6,699)	(3,020)	285,667	136,990
Spot market	9,782	33,537	-	-	9,782	33,537
Distribution & Transmission:	306,562	295,919	-	(12)	306,562	295,907
Residential	160,783	134,589	-	(11)	160,783	134,578
Commercial	82,773	83,618	-	-	82,773	83,618
Industrial	28,238	44,337	-	-	28,238	44,337
Other	34,768	33,375	-	(1)	34,768	33,374
Less: Consolidation adjustments	(93,908)	(87,582)	-	-	-	-

Total Energy sales	739,025	574,382	(93,908)	(87,582)	739,025	574,382

Million Chilean pesos variation in Ch$ and %	164,643	28.66%	-	-	164,643	28.66%

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2021

I. CONSOLIDATED FINANCIAL STATEMENT ANALYSIS

1.	STATEMENT OF COMPREHENSIVE INCOME ANALYSIS

Net income attributable to the shareholders of Enel Chile as of December 31, 2021, reached a Ch$ 85,154 million profit, which represents a Ch$ 136,014 million increase when compared to the Ch$ 50,860 million loss for the same period of 2020. Regarding the results of Q4 2021, net income attributable to the shareholders of Enel Chile reached a Ch$ 36,751 million, decreasing Ch$ 138,443 million when compared to Q4 2020.

The following chart compares the accumulated and quarterly figure of each item of the income statement as of December 31, 2021, and 2020:

	Cumulative Figures				Quarterly Figures
CONSOLIDATED INCOME STATEMENT (Million Ch$)	Dec-21	Dec-20	Change	% Change	Q4 2021	Q4 2020	Change	% Change

REVENUES	2,855,230	2,585,402	269,827	10.4%	794,850	637,937	156,914	24.6%
Sales	2,829,682	2,548,384	281,298	11.0%	795,332	623,819	171,513	27.5%
Other operating revenues	25,547	37,018	(11,471)	(31.0%)	(482)	14,117	(14,599)	(103.4%)
PROCUREMENT AND SERVICES	(2,011,305)	(1,374,446)	(636,860)	46.3%	(547,060)	(283,128)	(263,932)	93.2%
Energy purchases	(1,296,992)	(864,863)	(432,129)	50.0%	(355,644)	(188,316)	(167,327)	88.9%
Fuel consumption	(374,869)	(231,176)	(143,692)	62.2%	(123,521)	(37,485)	(86,036)	229.5%
Transportation expenses	(151,738)	(141,540)	(10,199)	7.2%	(34,652)	(25,406)	(9,246)	36.4%
Other variable procurement and service cost	(187,706)	(136,866)	(50,840)	37.2%	(33,243)	(31,920)	(1,323)	4.1%
CONTRIBUTION MARGIN	843,924	1,210,957	(367,032)	(30.3%)	247,790	354,809	(107,019)	(30.2%)
Other work performed by entity and capitalized	31,157	25,539	5,618	22.0%	11,282	10,298	984	9.6%
Employee benefits expense	(163,345)	(137,227)	(26,118)	19.0%	(34,752)	(35,779)	1,026	(2.9%)
Other fixed operating expenses	(189,551)	(190,593)	1,043	(0.6%)	(56,549)	(52,408)	(4,140)	7.9%
GROSS OPERATING INCOME (EBITDA)	522,185	908,676	(386,490)	(42.5%)	167,771	276,920	(109,149)	(39.4%)
Depreciation and amortization	(210,928)	(229,957)	19,029	(8.3%)	(56,318)	(54,240)	(2,078)	3.8%
Impairment loss (Reversal)	(32,899)	(697,806)	664,908	(95.3%)	(32,899)	(1,980)	(30,919)	N/A
Impairment loss (Reversal) for applying IFRS 9	(18,765)	(15,168)	(3,597)	23.7%	(8,963)	4,161	(13,125)	(315.4%)
OPERATING INCOME (EBIT)	259,594	(34,255)	293,849	N/A	69,591	224,861	(155,270)	(69.1%)
FINANCIAL RESULT	(157,060)	(112,435)	(44,625)	39.7%	(35,079)	(23,396)	(11,683)	49.9%
Financial income	26,420	36,160	(9,740)	(26.9%)	8,765	3,513	5,252	149.5%
Financial costs	(174,043)	(127,409)	(46,634)	36.6%	(37,254)	(13,261)	(23,993)	180.9%
Gain (Loss) for indexed assets and liabilities	5,898	2,086	3,812	182.8%	3,023	1,300	1,723	132.6%
Foreign currency exchange differences, net	(15,334)	(23,272)	7,938	(34.1%)	(9,613)	(14,948)	5,335	(35.7%)
OTHER NON-OPERATING RESULTS	13,315	12,998	316	2.4%	12,790	10,510	2,280	21.7%
Net Income from other investments	10,137	105	10,033	9575.1%	10,032	10	10,022	N/A
Share of profit (loss) of associates accounted for using the equity method	3,177	3,509	(332)	(9.5%)	2,757	1,115	1,642	147.3%
NET INCOME BEFORE TAXES	115,849	(133,692)	249,541	(186.7%)	47,302	211,974	(164,672)	(77.7%)
Income Tax	(15,139)	81,305	(96,444)	(118.6%)	(5,474)	(24,657)	19,183	(77.8%)

NET INCOME	100,710	(52,387)	153,097	(292.2%)	41,828	187,317	(145,489)	(77.7%)
Shareholders of the parent company	85,154	(50,860)	136,014	(267.4%)	36,751	175,193	(138,443)	(79.0%)
Non-controlling interest	15,556	(1,527)	17,083	N/A	5,077	12,124	(7,047)	(58.1%)

Earning per share (Ch$ /share)*	1.23	(0.74)	1.97	(267.4%)	0.53	2.53	(2.00)	(79.0%)

(*) As of December 31, 2021 and December 31, 2020 the average number of paid and subscribed shares was 69,166,557,220.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2021

EBITDA:

Consolidated EBITDA of Enel Chile as of December 31, 2021, amounted to Ch$ 522,185 million, which represents a 42.5% reduction when compared to Ch$ 908,676 million booked the previous year. This reduction is primarily explained by higher operating costs in the generation business due to higher energy purchases and higher fuel consumption cost.

Consolidated EBITDA for Q4 2021 amounted to Ch$ 167,771 million, which represents a Ch$ 109,149 million decrease when compared to Q4 2020, mainly explained by higher operating costs in the generation business.

Accumulated and quarterly operating revenues, operating costs, personnel, and other expenses that determine our EBITDA, broken down by business segment for the periods ended December 31, 2021, and 2020, are presented below:

	Cumulative Figures				Quarterly Figures
EBITDA, BY BUSINESS SEGMENT (Figures in Million Ch$)	Dec-21	Dec-20	Change	% Change	Q4 2021	Q4 2020	Change	% Change

Generation business revenues	1,953,288	1,577,422	375,865	23.8%	538,113	392,227	145,886	37.2%
Distribution & Transmission business revenues	1,201,833	1,382,068	(180,235)	(13.0%)	334,845	329,624	5,221	1.6%
Less: consolidation adjustments and other activities	(299,891)	(374,088)	74,197	(19.8%)	(78,108)	(83,915)	5,807	(6.9%)
Total Consolidated Revenues	2,855,230	2,585,402	269,827	10.4%	794,850	637,937	156,914	24.6%

Generation business costs	(1,346,982)	(616,852)	(730,129)	118.4%	(357,653)	(103,455)	(254,198)	245.7%
Distribution & Transmission business costs	(974,858)	(1,116,324)	141,467	(12.7%)	(277,709)	(261,863)	(15,846)	6.1%
Less: consolidation adjustments and other activities	310,534	358,731	(48,197)	(13.4%)	88,302	82,190	6,112	7.4%
Total Consolidated Procurement and Services Costs	(2,011,305)	(1,374,446)	(636,860)	46.3%	(547,060)	(283,128)	(263,932)	93.2%

Personnel Expenses	(58,265)	(49,983)	(8,282)	16.6%	(11,086)	(8,966)	(2,120)	23.7%
Other expenses by nature	(126,899)	(121,366)	(5,533)	4.6%	(43,310)	(34,557)	(8,754)	25.3%
Total Generation business	(185,164)	(171,349)	(13,815)	8.1%	(54,397)	(43,523)	(10,874)	25.0%
Personnel Expenses	(31,954)	(27,691)	(4,262)	15.4%	(2,512)	(7,733)	5,221	(67.5%)
Other expenses by nature	(71,488)	(79,581)	8,092	(10.2%)	(14,040)	(19,599)	5,559	(28.4%)
Total Distribution & Transmission business	(103,442)	(107,272)	3,830	(3.6%)	(16,552)	(27,332)	10,780	(39.4%)
Less: consolidation adjustments and other activities	(33,133)	(23,660)	(9,473)	40.0%	(9,070)	(7,035)	(2,036)	28.9%

EBITDA, by business segment
Generation business EBITDA	421,142	789,221	(368,079)	(46.6%)	126,063	245,250	(119,186)	(48.6%)
Distribution & Transmission business EBITDA	123,534	158,472	(34,938)	(22.1%)	40,584	40,429	155	0.4%
Less: consolidation adjustments and other activities	(22,490)	(39,017)	16,527	(42.4%)	1,124	(8,759)	9,883	(112.8%)

TOTAL ENEL CHILE CONSOLIDATED EBITDA	522,185	908,676	(386,490)	(42.5%)	167,771	276,920	(109,149)	(39.4%)

Generation Business EBITDA

EBITDA of our Generation Business Segment reached Ch$ 421,142 million as of December 31, 2021, which represents a Ch$ 368,079 million, or 46.6%, reduction when compared to 2020. EBITDA of this business segment during Q4 2021 declined 48.6% when compared to the same quarter of 2020.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2021

The main variables that explain this result are described below:

▪	Operating revenues as of December 31, 2021, amounted to Ch$ 1,953,288 million, which represents a Ch$ 375,865 million, or 23.8% increase when compared to 2020, mainly due to the following:

>	A Ch$ 309,140 million increase in energy sales, mainly explained by: (i) Ch$ 287,021 million increase in physical energy sales, equivalent to +5,255 GWh, due to greater sales to unregulated customers (+6,485 GWh) primarily related to new contracts, including those transferred from Enel Distribución Chile in order to comply with new regulation regarding the single business of distribution companies, which was partially offset by lower physical sales to regulated customers (-782 GWh) and spot market sales (-448 GWh); (ii) greater ancillary services revenue related to safety and service quality and other revenues for Ch$ 17,364 million; (iii) a positive price effect when expressed in Chilean pesos for Ch$ 11,079 million resulting from exchange rate hedges that compensated the negative price effect when expressed in Chilean pesos due to the appreciation of the average Chilean peso-US dollar exchange rate during the period. The above was partially compensated by lower revenue from commodity hedges for Ch$ 6,323 million.

>	A Ch$ 90,802 million increase in other sales, mainly explained by a Ch$ 90,634 million increase in gas sales revenue.

The above was partially offset by:

>	Lower other operating revenues amounting to Ch$ 14,618 million, mainly explained by: (i) lower revenue from temporary facility leasing amounting to Ch$ 9,976 million; and (ii) lower compensation from insurance claims for Ch$ 8,855 million. These effects were partially compensated by a Ch$ 2,341 million increase in revenue from commodity hedges.

>	Lower other services amounting to Ch$ 9,458 million, mainly explained by less revenue from tolls due to the settlements calculated during 2020.

Operating revenues during Q4 2021 reached Ch$ 538,113 million, which represents a Ch$ 145,886 million increase when compared to the same quarter of 2020, mainly due to the following:

>	A Ch$ 160,418 million increase in energy sales, mainly explained by: (i) a positive price effect when expressed in Chilean pesos for Ch$ 88,020 million; (ii) a Ch$ 75,023 million increase in physical energy sales (equivalent to +1,463 GWh mainly to unregulated customers). These effects were partially offset by: (i) a Ch$ 1,539 million reduction in revenue from commodity hedges; and (ii) a Ch$ 1,085 million reduction in ancillary services and other services revenue.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2021

The abovementioned was partially compensated by:

>	Ch$ 12,770 million reduction in other operating revenues, mainly explained by lower revenue from temporary facility leasing amounting to Ch$ 6,838 million; and (ii) a Ch$ 5,808 million reduction in revenue from commodity hedges.

▪	Operating costs reached Ch$ 1,346,982 million as of December 31, 2021, a Ch$ 730,129 million increase, when compared to 2020 due to the following:

>	A Ch$ 483,311 million increase in energy purchases, mainly due to higher physical purchases on the spot market (+3,296 GWh) and from other generation companies (+2,256 GWh) mainly needed to satisfy unregulated customers’ higher demand in addition to a higher spot price due to electricity market conditions.

>	A Ch$ 143,692 million increase in fuel consumption costs mainly due to: (i) a Ch$ 146,826 million increase in gas consumption costs primarily as a consequence of the higher purchase price of gas and greater gas fired electricity generation; (ii) a Ch$ 24,659 million and Ch$ 339 million increase in impairment losses on coal and diesel inventories, respectively, both related to the impairment of the Bocamina II coal unit booked in Q2 2020; (iii) a Ch$ 21,017 million increase in fuel oil consumption costs; and (iv) a Ch$ 12,432 million increase in coal consumption costs mainly due to a higher average purchase price. These effects were partially offset by a Ch$ 61,701 million reduction in the cost of commodity hedges.

>	A Ch$ 57,352 million increase in other variable procurement and services costs, mainly due to: (i) higher gas commercialization costs of sales for Ch$ 76,498 million; and (ii) higher thermal emission taxes for Ch$ 5,578 million. These effects were partially offset by: (i) a Ch$ 15,868 million reduction in the cost of commodity hedge transactions; and (ii) lower expenses on temporary facility leasing amounting to Ch$ 7,927 million.

>	A Ch$ 45,774 million increase in transportation costs, primarily due to higher tolls for Ch$ 46,258 million related to the higher cost of Tariff Revenue (“IT” in its Spanish acronym) as a consequence of higher marginal costs amounting to Ch$ 36,220 million, higher costs related to the tariff adjustment concept Ajuste de Armonización Tarifaria (“AAT” in its Spanish acronym) of the zonal transmission system for Ch$ 7,445 million, and also the higher cost resulting from the settlements related to the contract with Transmisora Eléctrica de Quillota Ltda. for Ch$ 2,593 million.

Operating costs during Q4 2021 reached Ch$ 357,653 million, which represents a Ch$ 254,198 million increase when compared to the same quarter of 2020, mainly due to the following:

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2021

>	A Ch$ 148,676 million increase in energy purchases mainly explained by greater physical energy purchases on the spot market (+977 GWh) and from other generation companies (+561 GWh) primarily needed to satisfy unregulated customers’ higher demand in addition to a higher spot price due to electricity market conditions.

>	A Ch$ 86,707 million increase in fuel consumption costs mainly due to: (i) a Ch$ 70,161 million increase in gas consumption costs as a consequence of the higher purchase price of gas and greater gas fired electricity generation; (ii) a Ch$ 18,125 million and Ch$ 137 million increase in impairment losses on coal and diesel inventories, respectively, both related to the impairment of the Bocamina II coal unit; (iii) a Ch$ 13,090 million increase in coal consumption costs; and (iv) a Ch$ 5,839 million increase in fuel oil consumption costs. These effects were partly offset by a Ch$ 20,672 million reduction in the cost of commodity hedges.

>	A Ch$ 15,535 million increase in transportation costs mainly related to: (i) higher tolls for Ch$ 9,513 million; (ii) higher regasification costs for Ch$ 3,461 million; and (iii) higher gas transportation costs for Ch$ 2,557 million.

>	A Ch$ 3,279 million increase in other procurement and services costs, mainly due to higher thermal emission taxes for Ch$ 9,673 million, partially offset by: (i) lower costs of temporary facility leasing amounting to Ch$ 4,598 million; and (ii) lower gas commercialization costs for Ch$ 2,063 million.

▪	Personnel expenses (after capitalized personnel costs) reached Ch$ 58,265 million as of December 31, 2021, which represents a Ch$ 8,282 million increase when compared to 2020, mainly due to: (i) higher restructuring expenses related to the Group’s 2021-2024 digitalization strategy for Ch$ 6,394 million; (ii) higher salaries for Ch$ 3,327 million related to salary review processes and indexation; and (iii) higher annual employee performance bonuses for Ch$ 2,390 million; and (iv) less personnel cost capitalization for Ch$ 2,229 million. These expenses were partially offset by: (i) lower restructuring costs than those booked in 2020 related to the decarbonization process for Ch$ 3,673 million; and (ii) lower other recurrent personnel costs for Ch$ 2,386 million related to vacation leave, health and life quality, among others.

During Q4 2021, Personnel expenses (after capitalized personnel costs) amounted to Ch$ 11,086 million, which represents a Ch$ 2,120 million increase when compared to the same quarter of 2020, mainly explained by: (i) lower capitalization of personnel expenses for Ch$ 3,300 million; and (ii) higher salaries and other recurrent benefits amounting to Ch$ 2,493 million. These effects were partially offset by lower restructuring costs than those booked in Q4 2020 related to the decarbonization process for Ch$ 3,673 million.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2021

▪	Other expenses as of December 31, 2021, amounted to Ch$ 126,899 million, which represents a Ch$ 5,533 million increase when compared to the previous year, mainly due to: (i) higher maintenance and repair services expenses for Ch$ 4,999 million; (ii) higher expenses due to fines and penalties for Ch$ 4,390 million; and (iii) higher cost of insurance premiums for Ch$ 3,668 million. These effects were partially offset by: (i) lower technical and administrative service costs for Ch$ 4,597 million; (ii) lower professional service costs for Ch$ 1,482 million; (iii) lower other supplies and service costs for Ch$ 1,445 million.

Other expenses in Q4 2021 amounted to Ch$ 43,310 million, which represents a Ch$ 8,754 million increase when compared to the same quarter of last year, mainly due to higher: (i) fines and penalties for Ch$ 4,381 million; (ii) maintenance and repair service expenses for Ch$ 2,733 million; (iii) insurance premiums for Ch$ 1,748 million.

Distribution and Transmission Business EBITDA:

EBITDA of our Distribution and Transmission Business Segment reached Ch$ 123,534 million for the year ended December 31, 2021, which represents a Ch$ 34,938 million, or 22.1%, reduction when compared to 2020. Regarding Q4 2021 results, EBITDA in this segment increased 0.4% compared to the same quarter of the previous year. The main variables that explain this outcome are described below:

•	Operating revenues as of December 31, 2021, amounted to Ch$ 1,201,833 million, which represents a Ch$ 180,235 million reduction, equivalent to 13.0%, when compared to the same period of 2020, mainly due to the following:

>	Lower energy sales revenues amounting to Ch$ 166,401 million primarily as a result of: (i) a lower average sales price for Ch$ 39,339 million resulting from a lower average exchange rate effect during the period and the tariff review process; and (ii) lower physical energy sales (-2,805 GWh) equivalent to Ch$ 127,062 million primarily in the commercial and industrial customer segments mostly due to the transfer of Enel Distribución Chile’s unregulated customer contracts to Enel Generación Chile (-3,022 GWh) and the migration of regulated customers to the unregulated customer segment.

>	Lower other services revenue for Ch$ 15,221 million mainly due to: (i) less revenue from the construction of new customer connections, public lighting and other services amounting to Ch$ 9,410 million; and (ii) lower tolls revenue for Ch$ 5,811 million mainly from the zonal transmission segment.

Operating revenues for Q4 2021 amounted to Ch$ 334,845 million, which represents a slight Ch$ 5,221 million increase, equivalent to 1.6%, when compared to the same quarter of 2020 mainly due to:

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2021

>	Higher energy sales amounting to Ch$ 13,230 million mainly due to the higher average sales price as a consequence of the higher exchange rate effect and higher energy sales provisions responding to the tariff review process for Ch$ 54,849 million, which was offset by lower physical energy sales (-657 GWh) primarily due to the transfer of Enel Distribución Chile’s unregulated customer contracts to Enel Generación Chile for Ch$ 41,619 million.

The aforementioned was partly offset by:

>	Lower other services revenue for Ch$ 5,946 million, mainly due to less revenue from the construction of new customer connections, public lighting and other services amounting to Ch$ 8,055 million partially offset by higher toll revenue for Ch$ 2,110 million mainly from the zonal transmission segment.

▪	Operating costs as of December 31, 2021, reached Ch$ 974,858 million, which represents a Ch$ 141,467 million, or 12.7% decrease when compared to last year explained by:

>	Lower energy purchases for Ch$ 126,709 million mainly explained by lower physical purchases (-3,000 GWh) amounting to Ch$ 126,511 million, primarily due to the transfer of unregulated customer contracts to Enel Generación Chile (-3,801 GWh).

>	Lower transportation costs for Ch$ 10,747 million mainly explained by lower zonal transmission system tolls.

>	A Ch$ 4,010 million decrease in other procurement and services costs, mainly due to: (i) lower expenses related to compensating customers for Ch$ 2,131 million; and (ii) lower cost of sales of other services for Ch$ 2,406 million. These effects were partly compensated by greater expenses related to new customer connections for Ch$ 528 million.

Operating costs for Q4 2021 amounted to Ch$ 277,709 million, which represents a Ch$ 15,846 million increase when compared to Q4 2020, mainly due to: (i) higher energy purchases amounting to Ch$ 19,450 million primarily as a result of a higher average purchase price amounting to Ch$ 59,537 million, partly offset by lower physical energy purchases (-580 GWh) during Q4 equivalent to Ch$ 39,959 million primarily due to the transfer of unregulated customer contracts to Enel Generación Chile. These effects were partially offset by: (ii) lower transportation toll costs for Ch$ 1,926 million; and (iii) lower other variable procurement and services costs for Ch$ 1,727 million.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2021
▪	Personnel expenses (after capitalized personnel costs) reached Ch$ 31,954 million for the period ended December 31, 2021, which represents a Ch$ 4,262 million increase when compared to December 2020, mainly due to: (i) higher restructuring expenses related to the Group’s 2021-2024 digitalization strategy for Ch$ 8,581 million; and (ii) higher employee bonuses for Ch$ 4,486 million related to the collective bargaining processes carried out with Enel Distribución Chile and Enel Transmisión Chile unions. These higher expenses were partly compensated by: (i) higher capitalization of personnel expenses related to investment projects for Ch$ 7,598 million; and (ii) lower salaries for Ch$ 1,299 million resulting from a lower number of employees.

Personnel expenses (after capitalized personnel costs) for Q4 2021 reached Ch$ 2,512 million, which represents a Ch$ 5,221 million reduction when compared to Q4 2020, mainly due to: (i) higher capitalization of personnel expenses related to investment projects for Ch$ 4,148 million; (ii) lower salaries for Ch$ 575 million resulting from a lower number of employees; and (iii) lower other recurrent and non-recurrent benefits for Ch$ 498 million related to vacation leave, collective bargaining bonuses, and others.

▪	Other expenses for the year ended December 31, 2021, reached Ch$ 71,488 million, which represents a Ch$ 8,092 million reduction when compared to 2020, mainly due to lower operating and maintenance costs primarily related to customer service (call center and meter reading) and maintenance and repair services for Ch$ 12,973 million. These effects were partially offset by: (i) higher professional services for Ch$ 2,541 million; and (ii) and greater other expenses for Ch$ 2,340 million related to insurance premium payments, taxes and other services.

Other expenses for Q4 2021 reached Ch$ 14,040 million, a Ch$ 5,559 million reduction when compared to Q4 2020, also due to lower operating and maintenance costs for Ch$ 7,834 million, partly offset by greater professional services and other services for Ch$ 2,275 million.

Depreciation, Amortization and Impairment

The following table summarizes the accumulated and quarterly figures of Enel Chile Group EBITDA, depreciation, amortization and impairment expenses and EBIT broken down by segment as of December 31, 2021, and 2020.

	Cumulative Figures (Figures in million Ch$)
	Dec-21			Dec-20
BUSINESS SEGMENT	EBITDA	Depreciation, Amortization and Impairments	EBIT	EBITDA	Depreciation, Amortization and Impairments	EBIT
Generation business	421,142	(198,306)	222,836	789,221	(885,237)	(96,017)
Distribution & Transmission business	123,534	(65,350)	58,183	158,472	(58,583)	99,889
Less: consolidation adjustments and other activities	(22,490)	1,064	(21,426)	(39,017)	889	(38,128)

TOTAL ENEL CHILE CONSOLIDATED	522,185	(262,592)	259,594	908,676	(942,931)	(34,255)

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2021

	Quarterly Figures (Figures in million Ch$)
	Q4 2021			Q4 2020
BUSINESS SEGMENT	EBITDA	Depreciation, Amortization and Impairments	EBIT	EBITDA	Depreciation, Amortization and Impairments	EBIT
Generation business	126,063	(77,003)	49,060	245,250	(46,872)	198,377
Distribution & Transmission business	40,584	(20,748)	19,836	40,429	(6,589)	33,840
Less: consolidation adjustments and other activities	1,124	(429)	694	(8,759)	1,402	(7,357)

TOTAL ENEL CHILE CONSOLIDATED	167,771	(98,180)	69,591	276,920	(52,059)	224,861

Depreciation, amortization, and impairment costs amounted to Ch$ 262,592 million for the year ended December 31, 2021, a Ch$ 680,339 million reduction when compared to the previous year. This variation is mainly explained by:

>	Lower impairment loss for Ch$ 664,908 million, primarily in our generation business explained by the Ch$ 697,856 million impairment of coal-fired power plant Bocamina II booked in 2020 within the framework of the Group’s decarbonization plan, compared to the Ch$ 28,773 million impairment related to the same plan booked in 2021.

>	Lower depreciation and amortization for Ch$ 19,029 million, mainly related to the lower amount of depreciation of Bocamina II coal-fired power plant for Ch$ 15,365 million as a consequence of the impairment of the power plant during the first semester of 2020, in addition to less depreciation and amortization of EGP Chile Group for Ch$ 6,939 million, primarily explained by exchange rate effects. This was partly offset by a Ch$ 2,347 million higher expense in the Distribution and Transmission business segment related to the commissioning of new investments.

>	Higher accounts receivable impairment for Ch$ 3,597 million, primarily in the Distribution and Transmission business segment for Ch$ 4,420 million, mainly due to the expected weaker financial condition of regulated customers.

During Q4 2021, depreciation, amortization, and impairment expenses amounted to Ch$ 98,180 million, representing a Ch$ 46,121 million increase when compared to the same quarter of 2020 mainly due to: (i) a Ch$ 30,919 million increase in impairment losses related to the decarbonization process; (ii) greater accounts receivable impairment losses, primarily in the Distribution and Transmission business segment for Ch$ 13,125 million; and (iii) a Ch$ 2,078 million increase in depreciation and amortization.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2021

Non-Operating Income

The following chart presents Enel Chile’s accumulated and quarterly consolidated non-operating income as of December 31, 2021, and 2020:

	Cumulative Figures				Quarterly Figures
NON OPERATING INCOME (Figures in million Ch$)	Dec-21	Dec-20	Change	% Change	Q4 2021	Q4 2020	Change	% Change

Financial income	26,420	36,160	(9,740)	(26.9%)	8,765	3,513	5,252	149.5%
Financial costs	(174,043)	(127,409)	(46,634)	36.6%	(37,254)	(13,261)	(23,993)	180.9%
Foreign currency exchange differences, net	(15,334)	(23,272)	7,938	(34.1%)	(9,613)	(14,948)	5,335	(35.7%)
Gain (Loss) for indexed assets and liabilities	5,898	2,086	3,812	182.8%	3,023	1,300	1,723	132.6%
NET FINANCIAL EXPENSE ENEL CHILE	(157,060)	(112,435)	(44,625)	39.7%	(35,079)	(23,396)	(11,683)	49.9%

Net Income from other investments	10,137	105	10,033	N/A	10,032	10	10,022	N/A
Net Income from Sale of Assets	-	9,384	(9,384)	(100.0%)	-	9,384	(9,384)	(100.0%)
Share of profit (loss) of associates accounted for using the equity method	3,177	3,509	(332)	(9.5%)	2,757	1,115	1,642	147.3%
OTHER NON-OPERATING RESULTS	13,315	12,998	316	2.4%	12,790	10,510	2,280	21.7%

NET INCOME BEFORE TAXES	115,849	(133,692)	249,541	(186.7%)	47,302	211,974	(164,672)	(77.7%)
Income Tax	(15,139)	81,305	(96,444)	(118.6%)	(5,474)	(24,657)	19,183	(77.8%)

NET INCOME OF THE PERIOD	100,710	(52,387)	153,097	(292.2%)	41,828	187,317	(145,489)	(77.7%)
Attributable to Shareholders of the parent company	85,154	(50,860)	136,014	(267.4%)	36,751	175,193	(138,443)	(79.0%)
Attributable to Non-controlling interest	15,556	(1,527)	17,083	N/A	5,077	12,124	(7,047)	(58.1%)

Financial Result

The consolidated financial result of Enel Chile, as of December 31, 2021, amounted to a Ch$ 157,060 million loss, a Ch$ 44,625 million greater loss than the Ch$ 112,435 million loss booked for 2020. During Q4 2021, financial result reached a Ch$ 35,079 million loss, which represents a 49.9% greater loss than the one booked for Q4 2020. These results are primarily explained by the following:

Financial income decreased Ch$ 9,740 million mainly due to: (i) lower financial income due to the Tariff Stabilization Law amounting to Ch$ 10,526 million; and (ii) lower returns on short term fixed income investments amounting to Ch$ 4,064 million. These effects were partially offset by a Ch$ 4,721 million increase in financial income related to the financial restatement of the dismantling provisions of the impaired power plants related to the decarbonization process, as a result of the increase in interest rates by the end of 2021.

During Q4 2021, financial income increased Ch$ 5,252 million when compared to the same quarter of 2020, mainly due to: (i) a Ch$ 4,721 million increase in financial income related to the financial restatement of the dismantling provisions of the impaired power plants related to the decarbonization process; and (ii) higher returns on short term fixed income investments amounting to Ch$ 939 million.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2021

Financial expenses increased Ch$ 46,634 million, primarily explained by greater financial expenses: (i) on trade accounts receivable factoring for Ch$ 47,909 million, of which Ch$ 42,570 million are related to the sale of accounts receivables that arise from the Tariff Stabilization Law; (ii) resulting from the financial discounts on accounts receivables related to the Basic Services Law3 for Ch$ 19,186 million; and (iii) with related parties for Ch$ 6,986 million related to EFI loans. These effects were partially offset by greater capitalization of interest for Ch$ 28,404 million primarily explained by the development of non-conventional renewable energy projects and by a greater continuity in the development of the Los Cóndores project.

During Q4 2021, financial expenses increased Ch$ 23,993 million when compared to the same quarter of 2020, mainly due to: (i) the financial discounts on accounts receivables related to the Basic Services Law for Ch$ 12,916 million; (ii) lower capitalization of interest amounting to Ch$ 7,740 million; and (iii) greater financial expenses with related parties for Ch$ 3,644 million related to EFI loans.

Income related to indexation increased Ch$ 3,812 million, primarily due to: (i) higher income from indexation of recoverable taxes for Ch$ 3,142 million; and (ii) a Ch$ 1,763 million greater profit from the indexation of financial instruments, mainly related to financial debt and derivative instruments. These effects were partially offset by: (i) less profit from the indexation of trade accounts receivable for Ch$ 375 million; and (ii) a Ch$ 860 million greater loss related to the indexation of trade accounts payable and other liabilities.

During Q4 2021, income related to indexation increased Ch$ 1,723 million when compared to the same quarter of 2020, primarily due to: (i) greater profit from the indexation of recoverable taxes for Ch$ 2,118 million; and (ii) greater profit from the indexation of financial instruments for Ch$ 1,757 million, primarily related to financial debt and derivative instruments. These effects were partially offset by: (i) less profit from the indexation of trade accounts receivable for Ch$ 1,234 million; and (ii) a Ch$ 847 million greater loss related to the indexation of trade accounts payable and other liabilities.

The loss from exchange rate differences decreased Ch$ 7,938 million, mainly due to: (i) higher positive exchange rate differences on trade accounts receivables for Ch$ 84,320 million that includes the Ch$ 88,115 million greater positive effect related to the Tariff Stabilization Law that set the US dollar as the currency for the accounts receivables of pending billings to regulated customers; and (ii) higher positive exchange rate differences on current tax assets and liabilities for Ch$ 4,409 million.

The abovementioned was partially offset by: (i) a higher negative exchange rate difference effect on accounts payables to related parties for Ch$ 30,779 million related to the EFI loans; (ii) the Ch$ 21,571 million higher negative exchange rate difference effect on trade accounts payable that includes the Ch$ 34,283 million greater negative effect related to the Tariff Stabilization Law; (iii) a Ch$ 12,006 million higher negative exchange rate difference effect on financial debt and derivative instruments; (iv) a lower positive exchange rate difference effect on cash and cash equivalents for Ch$ 8,246 million; and (v) a greater negative exchange rate difference effect on other assets and liabilities for Ch$ 8,189 million.

3 Within the context of the COVID-19 health crisis, Law 21249 was enacted on August 5, 2020. This Law involves exceptional measures for end consumers of water, electricity, and pipeline gas, including the possibility for customers to choose to pay past due amounts in up to 48 installments, without fines or interest. On May 22, 2021, Law 21340 was enacted extending enforcement of Law 21249 until December 31, 2021.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2021

During Q4 2021, the loss from exchange rate differences decreased Ch$ 5,335 million, when compared to the same quarter of 2020 primarily due to the higher positive exchange rate difference on trade accounts receivables for Ch$ 55,388 million that includes the Ch$ 58,712 million positive exchange rate effect related to the Tariff Stabilization Law.

The aforementioned was partially offset by: (i) a higher negative exchange rate difference effect on related party accounts payable related to the EFI loans for Ch$ 17,351 million; (ii) greater negative exchange rate differences on other financial liabilities for Ch$ 8,631 million related to financial debt and derivatives; (iii) a higher negative exchange rate difference effect on trade accounts payables for Ch$ 7,742 million that includes the Ch$ 19,463 million negative exchange rate difference effect related to the Tariff Stabilization Law; (iv) a lower positive exchange rate difference effect on cash and cash equivalents for Ch$ 7,567 million; and (v) a greater negative exchange rate difference effect on other assets and liabilities for Ch$ 8,762 million.

Other Non-operating results

Income from Other investments increased Ch$ 10,033 million compared to 2020 mainly explained by the Ch$ 9,969 million profit from the sale of the stake that our subsidiary Enel Generación Chile had in the joint control of Transmisora Eléctrica de Quillota Ltda.

The Ch$ 10,022 million increase for Q4 2021 is due to the same effect mentioned in the previous paragraph.

Income from the Sale of assets decreased Ch$ 9,384 million compared to the previous period mainly explained by the profit from the sale of the Quintero-San Luis transmission line booked in December 2020.

The variation for Q4 2021 is due to the same effect mentioned in the previous paragraph.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2021

Corporate Taxes:

Corporate income tax reached a Ch$ 15,139 million expense as of December 31, 2021, which represents a Ch$ 96,444 million negative effect when compared to the income tax profit booked for last year, primarily explained by: (i) a Ch$ 179,539 million income reduction due to the greater impairment loss booked in 2020 due to the Group’s decarbonization plan; (ii) a Ch$ 33,700 million reduction in tax income from the goodwill booked in Enel Generación Chile in 2020 due to the merger with Gas Atacama Chile in 2019; (iii) a Ch$ 3,530 million increase in income tax as a consequence of the tax income resulting from the merger of Enel Green Power Chile S.A. and Almeyda Solar SpA during 2021. These effects were partially offset by: (i) a Ch$ 104,352 million lower expense due to lower operating income when compared to 2020; and (ii) a Ch$ 17,459 million lower expense as a consequence of the price-level restatement of the period.

During Q4 2021, Corporate income tax was a Ch$ 5,474 million profit, which represents a Ch$ 19,183 million lower expense when compared to same quarter of 2020 primarily due to: (i) the Ch$ 29,470 million reduction in income tax due to the Company’s lower profit in 2021; (ii) the Ch$ 8,883 million reduction in income tax resulting from the impairment of coal fired power plants in Q4 2021; and (iii) the Ch$ 7,769 million lower income tax expense due to greater price-level restatement losses when compared to Q4 2021. These effects were offset by the Ch$ 33,700 lower tax income from the goodwill booked in Enel Generación Chile in 2020 due to the merger with Gas Atacama Chile in 2019.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2021

2.	BALANCE SHEET ANALYSIS

ASSETS (Figures in million Ch$)	Dec-21	Dec-20	Change	% Change

Current Assets	1,268,253	1,026,401	241,852	23.6%
Non Current Assets	8,232,071	6,878,071	1,354,000	19.7%

Total Assets	9,500,324	7,904,472	1,595,852	20.2%

Total assets of the Company as of December 31, 2021, increased Ch$ 1,595,852 million, equivalent to a 20.2% increase when compared to total assets as of December 31, 2020.

Current Assets increased Ch$ 241,852 million as of December 31, 2021. The variations in the main categories are presented below:

•	Current trade accounts receivables and other accounts receivables increased Ch$ 133,298 million, mainly explained by: (i) a Ch$ 147,240 million increase in trade accounts receivables, primarily coming from the Distribution and Transmission business segment; and (ii) a Ch$ 4,293 million increase in financial leasing receivables. These effects were partially offset by: (i) lower advance payments to suppliers and other creditors for Ch$ 10,023 million; and (ii) lower insurance policy compensation related to incidents at Central Tarapacá and Bocamina I for Ch$ 5,360 million.

•	Current tax assets increased Ch$ 76,499 million, mainly explained by: (i) a Ch$ 59,373 million increase in tax credits resulting from Enel Chile’s tax refunds of Payments per Absorbed Profits (“PPUA” in its Spanish acronym); and (ii) a Ch$ 17,155 million increase in monthly employee pension related payments.

•	Other non-financial current assets increased Ch$ 47,024 million explained mainly by: (i) a Ch$ 24,632 million increase in prepaid expenses primarily insurance premium payments; and (ii) a Ch$ 22,305 million increase in value added tax credits primarily in Enel Generación Chile due to greater purchases.

These effects were partly compensated by:

•	A Ch$ 22,061 million reduction in Cash and Cash Equivalents mainly due to the following cash outflows: (i) purchase of property, plant and equipment for Ch$ 748,013 million; (ii) dividend payments for Ch$ 231,069 million; (iii) interest payments for Ch$ 142,891 million; (iv) employee payments for Ch$ 134,092 million; (v) income tax payments for Ch$ 112,104 million; and (vi) other cash outflows for Ch$ 56,921 million, mainly related to value-added tax and other tax payments. The aforementioned was mainly offset by (i) collections from customers net of supplier payments for Ch$ 769,231 million that includes the Ch$ 435,303 million from invoice factoring of the Generation, Distribution and Transmission businesses; and (ii) loans granted by EFI to Enel Chile for Ch$ 633,799 million.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2021

Non-Current Assets increased Ch$ 1,354,000 million as of December 31, 2021, when compared to December 31, 2020. The variations in the main categories are presented below:

•	Property, plant, and equipment increased by Ch$ 1,077,192 million, mainly due to (i) an increase in projects under construction for Ch$ 685,211 million, primarily in the Generation business; (ii) a Ch$ 414,675 million increase in exchange differences, primarily from EGP Chile whose functional currency is the US dollar, due to the depreciation of the Chilean Peso-US dollar exchange rate; (iii) an increase in network infrastructure for Ch$ 110,981 million; and (iv) an increase in power plant equipment and other facilities for Ch$ 67,860 million. These effects were partly offset by: (i) the period’s depreciation amounting to Ch$ 194,764 million; and (ii) a Ch$ 5,151 million reduction in dismantling and restauration provisions mainly related to the use of higher discount rates.

•	Right-of-use assets increased Ch$ 105,287 million, primarily in the EGP Chile Group, due to additional land lease contracts to develop non-conventional renewable energy projects.

•	Deferred tax assets increased Ch$ 71,687 million mainly due to: (i) an increase in assets from tax losses for Ch$ 50,929 million, of which Ch$ 34,217 million belong to Enel Generación Chile and Ch$ 15,020 million to Enel Chile; and (ii) a Ch$ 14,315 million increase in assets resulting from fixed asset depreciation, primarily in Enel Generación Chile.

•	A Ch$ 70,770 million increase in Non-Current Trade accounts receivables and other non-current accounts receivables, mainly explained by a Ch$ 65,824 million increase in trade accounts receivables, that includes Ch$ 110,839 million in the Distribution and Transmission business and Ch$ 89,545 million in the Generation business due to recognizing pending tariff adjustments related to the Tariff Stabilization Law, partially offset by energy sales invoice factoring for Ch$ 156,929 million in Enel Generación Chile and EGP Chile related to the Tariff Stabilization Law.

•	Intangible assets other than goodwill increased Ch$ 26,107 million, primarily explained by the purchase of software.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2021

LIABILITIES AND EQUITY (Figures in million Ch$)	Dec-21	Dec-20	Change	% Change

Current Liabilities	2,132,326	1,045,480	1,086,847	104.0%
Non Current Liabilities	4,021,504	3,264,717	756,788	23.2%
Total Equity	3,346,493	3,594,275	(247,782)	(6.9%)
Attributable to the Shareholders of parent company	3,097,868	3,351,916	(254,047)	(7.6%)
Attributable to Non-controlling interest	248,625	242,359	6,266	2.6%

Total Liabilities and Equity	9,500,324	7,904,472	1,595,852	20.2%

Total Liabilities of the Company as of December 31, 2021, including Equity, reached Ch$ 9,500,324 million, which represents a 20.2% increase when compared to total liabilities as of December 31, 2020, mainly due to the following:

Current liabilities increased Ch$ 1,086,847 million. The variations in the main categories are presented below:

•	Current related party accounts payable increased Ch$ 874,544 million, primarily due to an increase in the following accounts payable to: (i) Enel Finance International NV (EFI) for Ch$ 795,821 million primarily related to the new loans granted to Enel Chile during 2021 amounting to Ch$ 417,253 million (US$540 million), and transferring Ch$ 284,380 million in long term debt to the short term, and also the effect of exchange rate differences and other variations for Ch$ 94,188 million; (ii) Enel Global Trading SpA for Ch$ 36,653 million, mainly related to commodity derivative transactions; (iii) Enel SpA for Ch$ 22,547 million mainly dividends; and (iv) Enel Green Power SpA for Ch$ 16,672 million related to technical support and other services.

•	Trade accounts payable and other current accounts payable increased Ch$ 350,366 million, primarily due to an increase in the following accounts payable: (i) purchase of assets for Ch$ 145,141 million, mainly in the Generation business segment; (ii) energy purchases for Ch$ 102,072 million; (iii) purchase of fuel for Ch$ 49,552 million; (iv) purchase of good and services for Ch$ 39,287 million; and (v) dividends payable to third parties for Ch$ 10,091 million.

These effects were partially compensated by:

•	Other current financial liabilities decreased Ch$ 69,159 million, mainly due to: (i) a Ch$ 76,894 million reduction in loans due to the maturity of the EGP Chile bank loan, partially offset by a Ch$ 7,735 million increase in hedging and non-hedging derivative liabilities.

•	Current tax liabilities decreased Ch$ 59,211 million expalined by income tax, primarily in Enel Generacion Chile.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2021

Non-Current Liabilities increased Ch$ 756,788 million as of December 31, 2021, which is explained by the following:

•	Other non-current financial liabilities increased Ch$ 458,285 million, due to: (i) an increase in bonds for Ch$ 212,141 million, primarily resulting from exchange rate differences and indexation; (ii) the increase in bank loans for Ch$ 189,243 million, primarily Enel Chile’s new US$ 100 million loan; and (iii) an increase in hedging and other derivative liabilities for Ch$ 56,901 million.

•	Non-current related party trade accounts payable increased Ch$ 136,015 million, mainly explained by: (i) an increase in the balance of accounts payable of Enel Chile to EFI related to a new long-term loan 2021 for Ch$ 216,546 million (US$ 300 million); (ii) the impact of the exchange rate on debt for Ch$ 192,451 million; and (iii) financial expenses and others for Ch$ 11,397 million. These effects were partially offset by transferring the Ch$ 284,380 million short term portion of debt to current liabilities.

•	Non-current leasing liabilities increased Ch$ 103,699 million, mainly in EGP Chile Group related to new land leasing contracts to develop new non-conventional renewable energy projects.

•	Other non-current accounts payable increased Ch$ 62,187 million, mainly higher accounts payable of Enel Distribución Chile for energy purchases for Ch$ 62,685 million as a consequence of the Tariff Stabilization Law.

Total Equity amounted to Ch$ 3,346,493 million as of December 31, 2021, which represents a 6.9% negative variation when compared to December 31, 2020, mainly explained by the following:

•	Equity attributable to owners of Enel Chile amounted to Ch$ 3,097,868 million, and comprises the following: Issued capital for Ch$ 3,882,103 million, Retained earnings for Ch$ 1,603,186 million, and Other reserves for negative Ch$ 2,387,421 million.

>	Retained earnings decreased Ch$ 144,251 million, mainly due to dividend payments for Ch$ 238,399 million, partially compensated by the period’s Ch$ 85,154 million net income and other increases for Ch$ 8,994 million.

>	Other reserves decreased Ch$ 109,796 million, mainly explained by lower cash flow hedge reserves for Ch$ 288,577 million, partially compensated by: (i) greater translation reserves for Ch$ 176,151 million; and (ii) other greater various reserves for Ch$ 2,630 million.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2021
•	Equity attributable to non-controlling shareholdings amounted to Ch$ 248,625 million, which represents a Ch$ 6,266 million increase when compared to the balance on December 31, 2020, mainly due to: (i) the Ch$ 15,556 million profit of the period; and (ii) higher other comprehensive income for Ch$ 12,602 million. These effects were partially compensated by dividend payments for Ch$ 21,783 million.

The performance of main financial ratios is the following:

RATIO		UNIT	Dec-21	Dec-20	Change	% Change

Liquidity	Liquidity (1)	Times	0.59	0.98	(0.39)	(39.3%)
	Acid-test (2)	Times	0.57	0.96	(0.39)	(40.9%)
	Working capital	MMCh$	(864,073)	(19,079)	(844,994)	N/A
Leverage	Leverage (3)	Times	1.84	1.20	0.64	53.2%
	Short-term debt (4)%		34.7%	24.3%	10.4%	42.6%
	Long-term debt (5)%		65.3%	75.7%	(10.4%)	(13.7%)
	Financial expenses coverage (6)	Times	2.85	6.12	(3.27)	(53.5%)
Profitability	Op. income / Op. Revenues	%	9.1%	(1.3%)	10.4%	N/A
	ROE (7)%		2.6%	(1.5%)	4.1%	N/A
	ROA (8)%		1.2%	(0.7%)	1.9%	N/A

(1) Current Assets / Current Liabilities
(2) Current Assets net of Inventories and prepayments
(3) Total Liabilities / Total Equity
(4) Current Liabilities / Total Liabilities
(5) Non Current Liabilities / Total Liabilities
(6) EBITDA/ Net Financial Costs
(7) Net income of the period attributable to the owners of the parent company for LTM / Average of equity attributable to the owners of the parent company at the beginning and at the end of the period
(8) Total Net Income of the period for LTM / Average of total assets at the beginning and at the end of the period

>	The current ratio as of December 31, 2021, reached 0.59 times, which represents a 39.3% negative variation when compared to December 2020. This reduction is mainly due to an increase in trade accounts payable to related parties, primarily the loans granted by EFI to Enel Chile during 2021.

>	Acid test or quick ratio, as of December 31, 2021, was 0.57 times, which represents a 40.9% negative variation when compared to December 31, 2020, which is due to an increase in current trade accounts payable to related parties.

>	Working capital, as of December 31, 2021, amounted to negative Ch$ 864,073 million, which represents a Ch$ 844,994 million negative variation when compared to December 31, 2020, mainly due to an increase in current trade accounts payable to related parties.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2021
>	The debt ratio was 1.84 times, which means that the level of commitment of Enel Chile equity was 1.84 times for 2021 compared to 1.20 times as of December 31, 2020. This weaker result is mainly explained by the increase in accounts payable to related parties, mostly related to the new loans granted by EFI to Enel Chile (US$ 840 million).

>	The financial expenses coverage ratio for the period ended December 31, 2021, was 2.85 times, which represents the ability to cover all financial expenses with the EBITDA margin. The 53.5% reduction in this index when compared to year 2020 is due to the lower EBITDA and greater financial expenses mainly related to invoice factoring during 2021.

When excluding the extraordinary effects related to fuel inventory write-offs booked during 2020 and 2021, and the restructuring provisions booked during 2021, this index would have declined 49% (3.20 times as of December 31, 2021, compared to 6.29 times as of December 31, 2020).

>	The profitability index was 9.1% as of December 31, 2021, compared to negative 1.3% for last year. This 10.4 percentage point improvement is mainly due to the impairment loss of Central Bocamina II booked during the first semester of 2020.

When excluding the extraordinary effects booked in 2021 and 2020, the profitability index would have decreased 14.2 percentage points (12.4% as of December 31, 2021, compared to 26.6% as of December 31, 2020).

>	Return on equity of the owners of the controlling shareholder was 2.6% for the year ended December 31, 2021, which represents a 4.1 percentage point increase when compared to last year.

When excluding the extraordinary effects booked during the comparable periods mainly related to the decarbonization process, return on equity would have declined 8.3 percentage points (4.7% as of December 31, 2021, compared to 13.0% as of December 31, 2020).

>	Return on assets was 1.2% for the year ended December 31, 2021, improving 1.9 percentage points when compared to the previous year.

When excluding the extraordinary effects booked during the comparable periods mainly related to the decarbonization process, return on assets would have decreased 4.5 percentage points (1.5% as of December 31, 2021, compared to 6.0 % as of December 31, 2020).

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2021

3.	MAIN CASH FLOWS

Enel Group Chile generated a negative net cash flow of Ch$ 30,430 million during the year ended December 31, 2021, which represents a Ch$ 103,976 million reduction when compared to 2020. The main factors that explain this cash flow reduction, classified as either operating, investing, or financing activities, are presented below:

NET CASH FLOW (Figures in million Ch$)	Dec-21	Dec-20	Change	% Change

From Operating Activities	412,893	755,866	(342,973)	(45.4%)
From Investing Activities	(736,555)	(554,651)	(181,903)	32.8%
From Financing Activities	293,232	(127,669)	420,901	(329.7%)

Total Net Cash Flow	(30,430)	73,545	(103,976)	(141.4%)

Net cash flow from operating activities amounted to a Ch$ 412,893 million for the year ended December 31, 2021, which represents a 45.4% decrease when compared to December 31, 2020. This cash flow mainly comprises the cash inflows from the collection of sales of goods and services amounting to Ch$ 3,686,363 million, which was partially offset by the following cash outflows: (i) supplier payments for Ch$ 2,917,132 million; (ii) employee payments for Ch$ 134,092 million; (iii) income tax payments for Ch$ 112,104 million; (iv) net insurance premium payments for Ch$ 9,757million; and (v) other operating cash disbursements for Ch$ 100,385 million, mainly value added tax payments and other taxes.

The Ch$ 342,973 million reduction in the Company’s operating cash inflow is mainly due to higher supplier payments for Ch$ 982,052 million and a Ch$ 110,762 million increase in income tax payments, partly offset by greater collections for sales of goods and services amounting to Ch$ 724,549 million, that include Enel Generación Chile, EGP Chile and Enel Distribución Chile invoice factoring in 2021 for a total Ch$ 391,039 million.

Net cash flow used in investing activities amounted to Ch$ 736,555 million for the year ended December 31, 2021. This cash flow comprises the following: (i) Ch$ 748,013 million to purchase property, plant and equipment; and (ii) Ch$ 38,059 million to purchase of intangible assets.The aforementioned was partially offset by: (i) cash inflows from Enel Generación Chile’s sale of the Quintero-San Luis transmission line for Ch$ 18,197 million that took place in December 2020; (ii) cash inflows from Enel Generación Chile’s sale of its shareholding in Transmisora Eléctrica Quillota Ltda. for Ch$ 11,787 million; (iii) dividends received for Ch$ 7,023 million; and (iv) net cash payments received from derivative contracts for Ch$ 6,815 million.

The greater investment cash outflow in 2021, when compared to 2020, amounted to Ch$ 181,903 million and is mainly explained by a Ch$ 233,206 million increase in the purchase of property, plant and equipment by EGP Chile Group related to the development of their renewable project portfolio, which was partially compensated by a Ch$ 18,197 million cash inflow from Enel Generación Chile’s sale of the Quintero-San Luis transmission line and the Ch$ 11,787 million sale of its shareholding in Transmisora Eléctrica Quillota Ltda.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2021

Net cash flow from financing activities amounted to Ch$ 293,232 million for the year ended December 31, 2021. This cash flow mainly comprises the cash inflow from: (i) the new loans granted by EFI to Enel Chile for Ch$ 633,799 million; and (ii) bank loans for Ch$ 77,274 million (US$ 100 million) obtained by Enel Chile during the second half of 2021. This was partially offset by the following cash outflows: (i) dividend payments for Ch$ 231,069 million; (ii) interest payments for Ch$ 142,891 million; and (iii) Enel Generación Chile bond payments for Ch$ 33,737 million.

The Ch$ 420,901 million increase in the financing cash flow when compared to December 2020 is mainly explained by the Ch$ 149,279 million increase in related party loans, lower bank loan payments for Ch$ 118,638 million, lower dividend payment for Ch$ 81,646 million, and the Ch$ 77,274 million new bank loan.

The following table presents the cash disbursements related to additional Property, Plant and Equipment and its Depreciation for the year ended December 31, 2021, and 2020:

	INFORMATION FOR ASSETS AND EQUIPMENTS (Figures in million Ch$)
	Payments for Additions of Fixed Assets		Depreciation
ENEL CHILE	Dec-21	Dec-20	Dec-21	Dec-20

Generation business in Chile	660,879	421,486	164,579	185,479
Distribution & Transmission business in Chile	84,389	91,497	45,613	43,266
Other entities (business different to generation and distribution)	2,745	1,825	736	1,212

Total Consolidated ENEL CHILE Group	748,013	514,808	210,928	229,957

The most relevant cash outflows originate in the Generation business and are related to the construction of new renewable electricity generation projects that amount to Ch$ 660,879 million as of December 31, 2021.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2021

II. MAIN RISKS ASSOCIATED WITH THE ACTIVITY OF ENEL CHILE S.A. GROUP

The Group’s activities are subject to a broad set of governmental regulations, and any changes in them could affect their activities, economic situation and operating income.

The Group’s operating subsidiaries are subject to a wide range of tariff regulations and other aspects that govern their operations in Chile. Consequently, the introduction of new laws or regulations, or the modification of current laws and regulations, could affect their operations, economic situation and operating results.

These new laws or regulations, on occasion, modify regulatory aspects that may affect existing entitlements which, as the case might be, may adversely affect the Group’s future income.

The Group’s operations are also subject to wide-ranging environmental regulations that Enel Chile continuously meets. Eventual modifications introduced to such regulations could affect its operations, economic situation and operating income.

These regulations, among other things, require the preparation and submission of Environmental Impact Studies for projects under study, obtaining licenses, permits and other mandatory authorizations and complying with all the requirements imposed by such licenses, permits and regulations. Just as with any regulated company, Enel Chile cannot guarantee that:

•	Public authorities will approve such environmental impact studies;
•	Public opposition will not lead to delays or modifications to any proposed project;
•	Laws or regulations will not be modified or interpreted in a manner that leads to increased expenses or that might affect the Group’s operations, plants or plans.

The Group’s commercial operations have been planned in order to mitigate possible impacts as a result of changing hydrological conditions.

The operations of Enel Chile Group include hydroelectric generation, and therefore, depend on actual hydrological conditions throughout a broad geographical area where the Group’s hydroelectric generation facilities are located. Should the hydrological conditions lead to droughts or other conditions that might negatively affect hydroelectric generation business, our results could be adversely affected, which is why Enel Chile has established, as an essential part of its commercial policy, to refrain from contractually committing 100% of its generation capacity. At the same time, the electricity business is also affected by meteorological conditions, such as temperatures, that affect consumption. Our margins may be affected by weather conditions depending on the different climate conditions.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2021

The financial situation and the results of our operations may be negatively affected if the exposure to interest rate fluctuations, commodity prices and foreign exchange rates are not effectively managed.

RISK MANAGEMENT POLICY

The companies of the Enel Chile Group follow the guidelines of the Risk Management Control System (SCGR) defined at the Holding level (Enel SpA), which establishes the guidelines for risk management through the respective standards, procedures, systems, etc., which are applied at the different levels of the Enel Chile Group Companies, in the processes of identification, analysis, evaluation, treatment and communication of risks that the business faces continuously. These are approved by the Board of Directors of Enel SpA, which houses a Controls and Risks Committee, which supports the evaluation and decisions of the Board of Directors of Enel Chile with respect to internal controls and risk management system, as well as those related to the approval of the periodic financial statements.

To comply with this, there is a specific Risk Control and Management policy within each Company, which is reviewed and approved at the beginning of each year by the Board of Directors of Enel Chile, observing and applying local requirements in terms of risk culture.

The Company seeks protection for all risks that may affect the achievement of business objectives. In January 2020, a new risk taxonomy has been approved for the entire Enel Group, which considers 6 macro categories and 37 sub-categories.

The Enel Group's risk management system considers three lines of action (defense) to obtain effective and efficient management of risks and controls. Each of these three "lines" plays a distinct role within the broader governance structure of the organization (Business and Internal Controls areas, acting as the first line, Risk Control, acting as the second line and Internal Audit as the third line of defense). Each line of defense has the obligation to inform and keep Senior Management and Directors updated on risk management, with Senior Management being informed by the first and second line of defense and the Board of Directors in turn by the second and third line of defense.

Within each company of the Group, the risk management process is decentralized. Each manager responsible for the operational process in which the risk originates is also responsible for the treatment and adoption of risk control and mitigation measures.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2021

Interest Rate Risk

Interest rate variations modify the fair value of interest bearing at a fixed rate assets and liabilities, as well as future flows of assets and liabilities indexed at a variable rate of interest.

The aim of managing the interest rate risk is to reach a debt structure balance that would enable to minimize debt costs while reducing Income Statement volatility.

The debt structure according to interest rate, measured as the percentage of fixed debt and/or protected above total gross debt, is the following:

INTEREST RATE (%)	December 31, 2021	December 31, 2020

Fixed Interest Rate	82%	99%

Depending on the Group’s estimates and on the objectives of its debt structure, various hedging operations are carried out via contracting derivatives to mitigate such risks.

Risk control through specific processes and indicators allows limiting possible adverse financial impacts and, at the same time, optimizes the debt structure with an adequate degree of flexibility. In this sense, the volatility that characterized the financial markets during the pandemic, in many cases returned to pre-COVID-19 levels and was offset by effective risk mitigation actions through derivative financial instruments.

Foreign Exchange Rate Risk

Foreign exchange rate risks are primarily inherent to the following transactions:

>	Debt contracted by the Group’s companies denominated in currencies than those in which their cash flows are indexed.

>	Payments in currencies other than those in which their cash flows are indexed, for example, payments for material purchases associated to projects and payment of corporate insurance policy premiums.

>	Income of the Group’s companies directly linked to the fluctuation of currencies other than the currency of their own cash flows.

In order to mitigate the foreign exchange rate risk, the hedging policy of the Enel Chile aims at maintaining a balance between US$-indexed flows or local currencies flows if they exists, and the level of assets and liabilities denominated in such currency. The aim is to minimize the exposure of cash flows to foreign exchange rate variations.

The instruments currently used to comply with the policy are foreign exchange forwards and currency swaps.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2021

During the fourth quarter of 2021, exchange rate risk management continued in the context of complying with the aforementioned risk management policy, without difficulty in accessing the derivatives market. It should be noted that the volatility that characterized the financial markets during the first phase of the pandemic, in many cases returned to pre-COVID-19 levels and was offset by risk mitigation actions through derivative financial instruments.

Commodity Risk

The Enel Chile Group is exposed to the risk of price variations of certain commodities, primarily the following:

>	Fuel purchases for the process of electricity generation.

>	Purchase and sale of energy carried out in the local market.

In order to reduce the risk under extreme drought conditions, the Group has designed a policy that defines sale commitment levels in line with the capacity of its generating facilities during a dry year, by including risk mitigation clauses in some contracts with unregulated clients and, in the case of regulated clients subject to long-term tender processes, by establishing indexing polynomials to reduce commodity exposure.

In consideration of the operational conditions Chile is facing in the electricity generation market and the drought and commodity price volatility in international markets, the Company is continuously reviewing the convenience of hedging the impact of these price variations on its net income.

As of December 31, 2021, the Company held swaps for 1.93 kBbl of Brent oil to be settled in 2022 and for 9.1 TBtu of Henry Hub gas to be settled in 2022.

As of December 31, 2020, the Company held swaps for 1,782 kBbl of Brent to be settled in 2021 and 16.8 TBtu of Henry Hub to be settled in 2021.

According to the operating conditions that are updated permanently, these hedges may be amended, or include other commodities.

The Group was able to minimize the effects of volatility in commodity prices on the results of the fourth quarter of 2021 due to the mitigation strategies implemented.

Liquidity risk

The Group maintains a liquidity policy that consists of contracting long-term credit commitment facilities and temporary financial investments for amounts sufficient to support the forecast needs in a given period which, in turn, is a function of the overall situation and expectations of the debt and capital markets.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2021

Despite the negative working capital existing at the end of 2021, the Company is able to respond to this situation and mitigate the risk with the policy and actions described herein.

The above-mentioned forecast needs include maturities of net financial debt, that is to say, net of financial derivatives. For further details regarding the conditions of financial debt and financial derivatives, please refer to Notes 19 and 22 of the Consolidated Financial Statements.

As of December 31, 2021, the liquidity of Enel Chile Group was Ch$ 309,975 million in cash and cash equivalents and Ch$ 118,469 million in long-term committed credit lines. As of December 31, 2020, the liquidity of Enel Chile Group was Ch$ 332,036 million in cash and cash equivalents and Ch$ 140,643 million in long-term committed credit lines.

Credit risk

The Enel Chile Group continually monitors in depth all credit risks as described below:

Commercial Accounts receivable:

In relation to the credit risks of accounts receivable from commercial activities in our generation business, this risk has historically been quite limited given that clients cannot accumulate significant amounts due to short collection terms. To that effect, we continuously monitor the credit risk and measure the maximum amounts exposed to payment risk; which, as stated earlier, are quite limited.

In our electricity distribution business, supply cut-off is a power of the company in the event of customers’ default, which is applied in accordance with current regulations, easing the process of evaluation and control of credit risk, which is also limited. However, on August 8, 2020, Law 21,249 of Basic Services was published - two extensions were published during 2021 - which provides, on an exceptional basis, measures in favor of end users of sanitary services, electricity and gas network. The regulation established, until December 31, 2021, the prohibition to cut supply to residential customers (also to hospitals, health centers, homes for minors and senior citizens, non-profit organizations and micro-companies, among others) and the proration of the debt contracted in this period in 48 installments (last update), without fines, interest or associated expenses, prior accreditation of the conditions indicated in the same regulation. In addition, it imposes the obligation to establish customer service platforms, by internet and telephone, to enable the formulation of applications for access to these benefits. Since the publication of the law, 68,839 customers have benefited from this law.

With respect to the impact of COVID-19, the results of specific internal analyses did not reveal significant statistical correlations between the main economic indicators (GDP, unemployment rate, etc.) and solvency.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2021

However, impairment losses have increased since the beginning of the pandemic because of an increase in expected credit losses from counterparties.

Financial assets:

Investments of cash surpluses are made with both national and foreign first-class financial entities with limits set for each entity.

Investment banks selection considers those with Investment Grade rating, considering the three major international rating agencies (Moody’s, S&P and Fitch).

Investments may be guaranteed by treasury bonds of Chile and/or paper issued by first class banks, giving priority to those offering the best returns (always within the current investment policies).

It should be noted that the downward macroeconomic scenarios due to the COVID-19 effect did not have significant impacts on the credit quality of the counterparties.

Risk Measurement

The Enel Chile Group prepares a Value at Risk measurement for its own debt positions and financial derivatives, with the purpose of monitoring the risk taken on by the company, thus circumscribing Income Statement volatility.

The portfolio of the positions included for the purposes of calculating the present Value at Risk, is comprised of:

>	Financial Debt
>	Derivatives for debt hedging.

The calculated Value at Risk represents the possible value variation of the above-described positions portfolio within a quarter and with 95% certainty. To that effect, we have studied the volatility of the risk variables that affect the value of the positions portfolio in relation to the Chilean peso which includes:

>	The US$ Libor rate of interest.
>	The exchange rates of the different currencies involved in the calculation.

The Value at Risk calculation is based on the extrapolation of future market value scenarios (one quarter out) of the risk variables based on real observations for the same period (quarter) through a 5-year period.

The Value at Risk for the next quarter, with 95% confidence level, is calculated as the percentile of the most adverse 5% of the possible quarterly changes.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2021

Considering the assumptions described above, the Value at Risk at one quarter out of the foregoing positions corresponds to Ch$ 654,950 million.

This value represents the potential increase of the debt and derivatives portfolio, therefore this value at Risk is intrinsically related, amongst other factors, with the value of the portfolio at the end of each quarter.

OTHER RISKS

As is common practice in bank credit facilities and capital market operations, a portion of our financial debt, is subject to cross-default provisions. If certain non-payments are not corrected, they could result in a cross-default and eventually certain liabilities of Enel Generación Chile, EGP Chile or Enel Chile could become enforceable, as appropriate.

In connection with the credit line under New York State law, subscribed in June 2019 and maturing in June 2024, and another subscribed in October 2021 and maturing in October 2025, prepayment may occur as a result of the non-payment -after any applicable grace period- of any other debt of Enel Chile whose individual outstanding principal amount exceeds the equivalent of US$150 million and whose amount in default also exceeds the equivalent of US$150 million. In addition, this credit line contains provisions under which certain events other than non-payment, such as Enel Chile's bankruptcy, insolvency, adverse enforceable court judgments in excess of US$300 million, among others, could lead to the acceleration of this debt.

In connection with the bank loan under Chilean law, signed in July 2021 and maturing in June 2024, and another signed in December 2021 maturing in December 2026, prepayment may occur as a result of the non-payment - after any applicable grace period - of any other debt of Enel Chile whose individual outstanding principal amount exceeds the equivalent of US$ 150 million and whose amount in arrears also exceeds the equivalent of US$ 150 million. In addition, these loans contain provisions according to which certain events other than non-payment, in Enel Chile, such as bankruptcy, insolvency, adverse enforceable court judgments for an amount greater than US$150 million in the case of the loan maturing in June 2024 and US$300 million in the case of the loan maturing in December 2026, among others, could result in the declaration of acceleration of the loan.

Additionally, non-payment – after any applicable grace period – for any debt of Enel Chile or any of its subsidiaries, with a principal amount that exceeds US$ 150 million, or its equivalent in other currencies, could lead to the mandatory advance payment of its Yankee bonds. The acceleration of the debt due to cross default does not occur automatically, but must be demanded by the holders of at least 25% of the bonds of a certain Yankee Bonds series.

There are no credit-agreement clauses stating that changes in the corporate or debt rating of Enel Chile or its subsidiaries’ debt, performed by credit-rating agencies, would result in the need to make prepayments of debt.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2021

III. BOOK VALUE AND ECONOMIC VALUE OF ASSETS

The following are the most important assets:

Property, plant, and equipment are valued at their acquisition cost, net of the corresponding accumulated depreciation, and impairment losses. The property, plant, and equipment, net of their residual value, depreciate by distributing the cost of their different components linearly over the years of the estimated useful life of the asset, which is the period in which the companies expect to use them. The estimated useful life of the asset is revised periodically.

Goodwill (lower value of investments or commercial funds) generated in the consolidation, represents the excess acquisition cost over the Group’s participation in the fair value of assets and liabilities, including contingent liabilities and any non-controlling, identifiable shareholdings in a subsidiary, as of the date of acquisition. Goodwill is not amortized, but at the end of each accounting period an estimation of any impairment that might reduce its recoverable value to an amount below the recorded net cost is calculated, in which case an adjustment is made for the impairment. For additional information see Note 3.e. of the Financial Statements as of December 31, 2021.

Throughout the year and, primarily at its closing date, an evaluation is carried out to determine whether any asset might have suffered an impairment loss. In the event that there is an indication of such loss, an estimate of the recoverable value of such asset is made to determine the amount of the impairment. In the case of identifiable assets that do not generate cash flows independently, an estimate is made of the recoverable amount of the cash-generating unit to which the asset belongs, which is considered to be the smallest group of assets that generate cash inflows independently.

Assets denominated in foreign currencies are presented at the exchange rate prevailing at the end of the period.

Accounts and notes receivable from related companies are classified according to their maturity in short-term and long-term. Transactions are adjusted to conditions prevailing in the market.

In summary, asset values are determined according to the International Financial Reporting Standards, whose criteria are included in Notes No. 2 and 3 of the Financial Statements of Enel Chile as of December 31, 2021.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Chile S.A.

By: /s/ Paolo Pallotti
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Title: Chief Executive Officer

Date: February 28, 2022